Exhibit 99.5

WARRANT PURCHASE AGREEMENT

This WARRANT PURCHASE AGREEMENT (this “Agreement”) is dated as of December 7, 2021, and is made and entered into between Jelco Delta Holding Corp. (“Jelco”) and Seanergy Maritime Holdings Corp. (“Buyer”).

WHEREAS, Jelco desires to sell to Buyer, and Buyer desires to purchase from Jelco and immediately to cancel, the common share purchase warrant to purchase up to 4,285,714 common shares of the Buyer, issued on May 6, 2021 (the “Warrant”), upon the terms and conditions set forth in this Agreement.

Accordingly, for and in consideration of the premises, the mutual promises, covenants and agreements hereafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Buyer and Jelco, intending to be legally bound, do hereby agree as follows:

ARTICLE I
SALE AND PURCHASE

Section 1.1          Sale and Purchase of Warrant.     On and subject to the terms and conditions of this Agreement, effective as of the Closing Date, Buyer shall purchase from Jelco the Warrant the consideration specified in Section 1.2 and upon the terms and conditions set forth in this Agreement.

Section 1.2           Purchase Price.   The purchase price for the Warrant (the “Purchase Price”) is $1,023,136. Jelco and Buyer each hereby agree that, upon payment of the Purchase Price made to Jelco, the Warrant shall be assigned to the Buyer, and Jelco shall promptly surrender the Warrant to the Buyer for cancellation as of the Closing Date.

Section 1.3            Closing Date.   The closing shall occur on December 10, 2021, or such other date as the parties hereto may agree (the “Closing Date”).

ARTICLE II
REPRESENTATIONS, WARRANTIES AND COVENANTS OF JELCO

To induce Buyer to enter into and perform its obligations under this Agreement, Jelco hereby represents and warrants to Buyer, and covenants with Buyer, as follows:

Section 2.1           Authority and Capacity.   Jelco has all requisite power, authority and capacity to enter into this Agreement.

Section 2.2        Binding Agreement.   This Agreement has been duly authorized and validly executed and delivered by Jelco and constitutes Jelco’s valid and binding agreement, enforceable against Jelco in accordance with and subject to its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and by general principles of equity, including principles of commercial reasonableness, fair dealing and good faith.

Section 2.3          Non-Reliance.   Jelco has, in connection with its decision to enter into this Agreement and to sell the Warrant, relied as to information about the Buyer solely upon publicly-available information, including the Buyer’s filings with the Securities and Exchange Commission, and the representations and warranties contained herein, and expressly disclaims any reliance on any other representations or warranties other than those contained in this Agreement. Jelco further acknowledges that the Buyer is entering into this Agreement with it in reliance on the acknowledgments, agreements, representations and warranties set forth in this paragraph and with its understanding, acknowledgment and agreement that the Buyer may be privy to material non-public information regarding the Buyer’s affairs and future plans, the value of Buyer’s assets, market conditions and other information which may be material to a reasonable investor when making investment disposition decisions, including the decision to enter into this Agreement, and Jelco’s decision to enter into this Agreement is being made with full recognition and acknowledgment that Buyer may be privy to such material non-public information, irrespective of whether such material non-public information has been provided to Jelco. Jelco hereby waives any claim, or potential claim, it has or may have against Buyer relating to its possession of material non-public information, and agrees that Buyer is not, and will not be, obligated to disclose any material non-public information pursuant to this Agreement or otherwise.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF BUYER

To induce Jelco to enter into and perform its obligations under this Agreement, Buyer represents and warrants to Jelco as follows:

Section 3.1             Authority and Capacity.   Buyer has all requisite power, authority and capacity to enter into this Agreement. The execution, delivery and performance of this Agreement by Buyer does not, and the consummation of the transaction contemplated hereby will not, result in a breach of or default under any agreement to which Buyer is a party or by which Buyer is bound.

Section 3.2          Binding Agreement.   This Agreement has been duly authorized and validly executed and delivered by Buyer and constitutes Buyer’s valid and binding agreement, enforceable against Buyer in accordance with and subject to its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and by general principles of equity, including principles of commercial reasonableness, fair dealing and good faith.

ARTICLE IV
MISCELLANEOUS

Section 4.1           Entire Agreement.   This Agreement constitutes the entire understanding and agreement of the parties relating to the subject matter hereof and supersedes any and all prior understandings, agreements, negotiations and discussions, both written and oral, between the parties hereto with respect to the subject matter hereof.

Section 4.2          Governing Law.   This Agreement shall be construed, interpreted and enforced in accordance with, and shall be governed by, the laws of the State of New York without reference to, and regardless of, any applicable choice or conflicts of laws principles.

Section 4.3          Counterparts.   This Agreement may be executed in any number of counterparts and by the several parties hereto in separate counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one and the same Agreement. This Agreement may be executed electronically or by PDF.

Section 4.4            Further Assurances.   Each of the parties hereto shall from time to time at the request of any other party hereto, and without further consideration, execute and deliver to such other party such further documents, agreements and certificates and take such other action as such other party may reasonably request in order to more effectively fulfill the purposes of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been signed by the parties hereto as of the date first above written.

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chief Executive Officer

JELCO DELTA HOLDING CORP.

By:	/s/ Alastair B. MacDonald
Name:	Alastair B. MacDonald
Title:	Director